Revealed Films, Inc.

Financial Statements

For the Nine-Month Period Ended September 30, 2022

REVEALED FILMS, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and board of directors
Revealed Films, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Revealed Films, Inc. (a Delaware Corporation), which comprise the balance sheet as of September 30, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the nine-month period ended September 30, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Revealed Films, Inc. as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Revealed Films, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Revealed Films, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Revealed Films, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Revealed Films, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Lightheart Sanders and Associates

Lightheart, Sanders and Associates
Certified Public Accountants

Madison, Mississippi
April 24, 2023

Firm Licensing Number: MS0572
Firm Licensing State: Mississippi

Revealed Films, Inc.
Balance Sheet
September 30, 2022

Assets

Current Assets		
Cash and cash equivalents	$	182,969
Accounts receivable, net of allowance for doubtful accounts		147,930
Prepaid expenses		364,077
Due from affiliates		43,379
Total Current Assets		738,355
Property, Plant and Equipment, Net of Accumulated Depreciation of $69,734		-
Total Assets	$	738,355

See independent auditor's report and accompanying notes to the financial statements.

Revealed Films, Inc.
Balance Sheet
September 30, 2022

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts payable	$	370,790
Accrued liabilities		13,749
Total Current Liabilities		384,539
Long-Term Liabilities, Net of Current Portion		
Long-term debt		971,522
Total Long-Term Liabilities		971,522
Total Liabilities		1,356,061
Stockholders' Equity		
Common stock (10,000 shares authorized and issued, 8,000 shares outstanding, no par value)		-
Treasury stock (2,000 shares, $511.50 per share)		(1,023,000)
Retained earnings (deficit)		405,294
Total Stockholders' Equity		(617,706)
Total Liabilities and Stockholders' Equity	$	738,355

See independent auditor's report and accompanying notes to the financial statements.

Revealed Films, Inc.
Income Statement
For the Nine-Month Period Ended September 30, 2022

Revenue			
Sales		$	1,208,677
Commission income			3,410,676
	Total Net Revenue		4,619,353
Cost of Goods			
Film production cost			789,068
Fullfillment expenses			255,278
Merchant account expense			42,715
	Total Cost of Goods		1,087,061
Operating Expenses			
Sales and marketing			1,718,085
Bank charges			6,878
Legal and professsional fees			311,267
Rent			135,000
Utilities			668
General and administrative			512,141
Salaries and wages			259,184
	Total Operating Expenses		2,943,223
Other Income (Expense)			
Interest income			72
Interest expense			(61,022)
Other income			3,897
	Total Other Income (Expense)		(57,053)
	Net Income Before Income Taxes		532,016
	Net Income (loss)	$	532,016

Revealed Films, Inc.
Statement of Changes in Stockholders' Equity
For the Nine-Month Period Ended September 30, 2022

	Treasury Stock	Retained Earnings (deficit)	Total
Balance on December 31, 2021	$ (1,023,000)	$ 973,278	$ (49,722)
Net income (loss)	-	532,016	532,016
Dividends to stockholders	-	(1,100,000)	(1,100,000)
Balance on September 30, 2022	$ (1,023,000)	$ 405,294	$ (617,706)

See independent auditor's report and accompanying notes to the financial statements.

Revealed Films, Inc.
Statement of Cash Flows
For the Nine-Month Period Ended September 30, 2022

Cash Flows from Operating Activities		
Net income (loss)	$	532,016
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization		-
(Increase) decrease in:		
Accounts receivable		(137,034)
Due from affiliates		40,190
Prepaid expenses		(364,077)
(Decrease) increase in:		
Accounts payable		(2,369,396)
Accrued liabilities		(1,695,664)
Due to affiliates		(10,025)
Net Cash Provided By (Used In) Operating Activities		(4,003,990)
Cash Flows from Investing Activities		-
Net Cash Provided By (Used In) Investing Activities		-
Cash Flows from Financing Activities		
Principal payments on debt		(51,478)
Dividends		(1,100,000)
Net Cash Provided By (Used In) Financing Activities		(1,151,478)
Net Increase (Decrease) In Cash		(5,155,468)
Cash and Cash Equivalents at Beginning of Year		5,338,437
Cash and Cash Equivalents at End of Year	$	182,969

Note 1 – Business

Revealed Films, Inc. (the "Company"), was incorporated on June 23, 2017 under the laws of the State of Delaware. The company's principal office is located in Park City, Utah. The Company operates in the media and entertainment industry. It's main business is online documentary series about topics.

Note 2 – Significant Accounting Policies

Significant Accounting Policies – The significant accounting policies are presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting principles conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Pronouncement – In February 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU No. 2016-02, as amended by ASU No. 2020-05, is effective for nonpublic entities for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. ASU No. 2016-02 originally specified a modified retrospective transition method which requires the entity to initially apply the new leases standard at the beginning of the earliest period presented in the financial statements. In July 2018, FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, providing a second, optional transition method which allows the entity to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company has elected to implement the ASC Leases (Topic 842): Targeted Improvements using the second transition method.

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised.

Note 2 – Significant Accounting Policies (Continued)

The Company has elected the short-term lease recognition exemption for all applicable classes of underlying assets. Leases with an initial term of 12 months or less, that do not include an option to purchase or renew that is reasonably certain, are not recorded on the balance sheet.

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The statement of cash flows is prepared using the indirect method. The Company considers all cash on hand and in banks, and all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable – The Company records accounts receivable based on amounts billed. Accounts are generally collectible due to the majority of the bills are billed to related parties, thus no allowance for bad debts has been established by management.

Prepaid Expenses – Prepaid expense consists primarily prepaid movie expenses. The films produces docuseries, which are produced and paid by the company before the movie is launched and offered for sale. During the time prior to the launch date, any expenses associated with producing or marketing the movie are considered prepaid movie expenses.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Maintenance, repairs, minor renewals and betterments, which do not extend the useful life of property are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Compensated Absences – A liability for compensated absences has not been accrued because the amount is immaterial based upon management's estimates.

Revenue Recognition – We have analyzed the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, and have concluded that no changes to accounting or policy are necessary to conform with the new standard. Revenues are derived primarily from sales of movies (docuseries) and commission income. Commission income is earned when the Company mails an offering for another company's products.

Timing of Revenue Recognition – Products transferred at a point in time when a movie is purchased. Movies are sold directly to consumers and are recognized and collected generally concurrently as sales are completed. Commission income is considered earned when mailings are completed. The 3rd party commission sales report is made available and the commission amount is based on the agreed commission percentage less clawbacks. Payment terms vary and the amount can differ from original report to actual collections.

Note 2 – Significant Accounting Policies (Continued)

Advertising – Advertising costs are charged to expense when incurred. Advertising costs for the nine month period ended September 30, 2022 were $85,843. Advertising costs consist of various online and print ads.

Income Taxes – The Company has elected to be treated as an S Corporation for the purposes of reporting income taxes. Accordingly, no provision for federal income tax has been recorded in the accompanying financial statements since the stockholders are required to report the results of the operations on their personal income tax returns.

The Company believes that it has support for any tax position taken, and as such, do not have any uncertain tax positions that are material to the financial statements. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2019.

Note 3 – Concentrations

The Company is in the industry that faces rapid changes and could be subject to economic conditions and customer interests.

The Company is heavily relying on affiliate relationship to support the new movie launches and heavily relying on commission revenue from affiliates to support business operation.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation to $250,000. At September 30, 2022, there was no cash balances in excess of insured limits.

Note 4 – Transactions with Related Party

The Company has many affiliates, of which Jeff Hays Films LLC and Action Potential Holdings, Inc. are the two major related parties. These two companies are owned by Jeff Hays and Patrick Gentempo, the two stockholders before the changes of ownership on October 3, 2022. Jeff Hays Films LLC provides Production and Management Services, and Action Potential Holdings, Inc. provides Management and Hosting Services to the Company. Total expense incurred related to Productions services and film host services for the nine month period ended September 30, 2022 were $266,024 and $266,024, respectively.

The Company leased the business from Jeff Hays Films with monthly required rent of $15,000. Total rent payment for the nine month ended September 30, 2022 were $135,000.

The Company paid sales and marketing expenses to a few affiliates, including Succession, LLC, Exosome, LLC, 365 Daily Health, Jeff Hays Films, LLC, Actional Potential Holding, Inc., in the amount of $279,538 for the nine month ended September 30, 2022.

The Company paid CEO services to Jeff Hays Films in the amount of $179,985 for the nine month ended September 30, 2022.

Note 4 – Transactions with Related Party (Continued)

The Company had accounts receivable from Jeff Hays Films, LLC and Action Potential Holdings, Inc. in the amount of $75,896 and $59,304 as of September 30, 2022, which were included in accounts receivable on the accompanying financial statements.

Note 5 – Fair Value Measurement

The fair value of the financial instruments is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quote prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The financial instrument's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cash and cash equivalents
The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term debt
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The cost and estimated fair value of the Company's financial instruments at September 30, 2022 were as follows:

Financial Instruments	Cost	Fair Value
Financial assets:		
Cash and cash equivalents	$ 182,969	$ 182,969
Financial liabilities:		
Long-term debts	$ 971,522	$ 971,522

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments at fair value as of September 30, 2022:

		Fair value measurements using:		
Financial Instruments	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Cash and cash equivalents	$ 182,969	$ 182,969	$ -	$ -
Financial liabilities:				
Long-term debts	$ 971,522	$ -	$ 971,522	$ -

Note 6 – Plant, Property and Equipment

Plant, property and equipment consisted of the following as of September 30, 2022:

Plant, Property and Equipment	
Furniture and equipment	$ 69,734
Total Plant, Property and Equipment	69,734
Total Accumulated Depreciation	(69,734)
Net Plant, Property and Equipment	$ -

There was no depreciation expense for plant, property and equipment for the nine month period ended September 30, 2022.

Note 7 – Long Term Debt

Economic Injury Disaster Loan (EIDL Loan) – In April 2020, the Company received $150,000 as an Economic Injury Disaster Loan (EIDL) under the Cares Act. The loan bears interest rate of 3.75% per annum and has a thirty (30) year term from the date of the promissory note. The loan is secured by all tangible and intangible assets of the Company, including inventory, equipment, etc. The Company is required to make monthly payments of $731, starting twelve (12) months from the date of the promissory note. During 2021, SBA extends deferment period for all covid-19 EIDL and other disaster loans from 12-months to 24-months from the date of the note. Loan balance as of September 30, 2022 was $150,000 and total accrued interest was approximately $13,000. The loan, including interest was paid off in October 2022.

Stock Redemption Loan – On December 31, 2021, the Company had a stock redemption agreement with the former stockholder Beau Pierce, to redeemed the owned 2,000 shares of common stock of the Company for a consideration of $1,023,000. The Company is required to pay four quarterly installment payments of $37,500 each year until the full amount of the consideration is paid. The unpaid principal balance bears interest rate of 4.0% per annum until paid in full. The principal balance as of September 30, 2022 was approximately $808,522. The balance, including interest was paid off on October 8, 2022.

The two debts were presented as long term debt on the accompanying financial statements.

The Company did not have any other long-term debt as of September 30, 2022.

Note 8 – Treasury Stock

As mentioned in Note 7, the Company had a stock redemption agreement with the former stockholder Beau Pierce to redeemed $2,000 shares of common stock for a consideration of $1,023,000. Such amount was presented as treasury stock on the accompanying financial statements.

Note 9 – Leasing Arrangements

The Company leased its administrative facility in Park City, Utah from a related party, as described in Note 4. The lease requires monthly payment of $17,000. Total rent expense for the nine month period ended September 30, 2022 were $153,000.

Due to the change of ownership on October 3, 2022, the Company entered into a lease agreement with Jeff Hays Films, LLC for the period from October 1, 2022 to September 30, 2025. The Company is required to make monthly rent payment of $32,000.

As of September 30, 2022, the Company has an operating leases that have not yet commenced of approximately $1,067,000. These operating lease will commence on October 1, 2022 with lease terms of three (3) years.

Note 10 – Supplemental Disclosures of Cash Information and Income Tax Provisions

Cash paid for interest for the nine month period ended September 30, 2022 was $61,022.

There was no cash paid for federal and state income taxes during the nine month period ended September 30, 2022.

The Company had no non-cash investing and financing activities for the nine month period ended September 30, 2022.

Note 11 – Subsequent Events

Subsequent events are events or transactions that occur after year end but before financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at year end, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at year end but arose after that date (that is, nonrecognized subsequent events).

The Company has evaluated all events or transactions that occurred after September 30, 2022 through April 24, 2023, the date these financial statements were available for issue.

The Company paid off both the EIDL loan and Stock redemption loan as mentioned in Note 7.

On October 3, 2022, Genius Group entered into a Share Purchase Agreement with Jeff Hays and Patrick Gentempo (the "Sellers"), for the purchase of 100% of the shares of Revealed Films Inc.. The acquisition closed on October 4, 2022.

In early October 2022, the two stockholders, Jeff Hays and Patrick Gentempo, each deposited $552,201 to the Company as stockholder contribution.

For the period from September 30, 2022 through April 24, 2023, there were no other material recognizable subsequent events.